UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 333-170603

YOUKU.COM INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU.COM INC.

By:	/s/ Dele Liu
Name:	Dele Liu
Title:	Chief Financial Officer

Date: March 1, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding fourth quarter and fiscal year 2010 unaudited financial results of Youku.com Inc. dated March 1, 2010

Exhibit 99.1

Youku.com Announces Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results

Fourth Quarter and Fiscal Year 2010 Net Revenues Increased by 183% and 152% Year-over-Year, respectively

BEIJING, China, March 1, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

Fourth Quarter Highlights1

•	Net revenues were RMB152.5 million (US$23.1 million), a 183% increase from the corresponding period in 2009.[2]

•	Gross profit was RMB50.4 million (US$7.6 million), compared to a gross loss of RMB5.2 million ($0.8 million) for the corresponding period in 2009.

•	Net loss was RMB37.7 million (US$5.7 million), an 18% decrease from the corresponding period in 2009.

•	Adjusted EBITDA (non-GAAP financial measure) was RMB6.4 million (US$1.0 million), compared to an adjusted EBITDA loss of RMB31.6 million (US$4.8 million) for the corresponding period in 2009.

Fiscal Year 2010 Highlights

•	Net revenues were RMB387.1 million (US$58.7 million), a 152% increase from 2009.

•	Gross profit was RMB36.3 million (US$5.5 million), compared to a gross loss of RMB63.1 million ($9.6 million) in 2009.

•	Net loss was RMB204.7 million (US$31.0 million), a 12% increase from 2009.

•	Adjusted EBITDA loss (non-GAAP financial measure) was RMB99.5 million (US$15.1 million), a 26% decrease from an adjusted EBITDA loss of RMB134.5 million (US$20.4 million) in 2009.

“I am very pleased to report a strong fourth quarter, which is also the first time we report financial results as a publicly listed company. Our strong growth has been driven by a surging digital economy in China and our focus on providing the most comprehensive video content library to Chinese users and the best user experience in watching, searching and sharing videos. We are also happy with the achievements we made in our video search engine Soku, P2P software iKu and our wireless products which are rapidly gaining popularity,” said Victor Koo, Chairman and Chief Executive Officer.

“Our brand continues to strengthen, and building on the publicity gained throughout China from our recent IPO in the New York Stock Exchange, our lead over competitors in brand awareness and popularity has further expanded. Looking forward I am confident that Youku will remain at the center of China’s online video market,” Mr. Koo continued.

“More and more domestic and international companies appreciate the strength of our video platform as an advertising opportunity, and we believe that the outlook for 2011 is promising,” Mr. Koo added.

Dele Liu, Youku’s Senior Vice President and Chief Financial Officer, commented, “Riding on the shifting of video advertising dollars online, we have achieved strong revenue growth momentum and significant margin improvement. These results have further added to our optimism and confidence that the right company strategy is to invest aggressively in future growth through investment in content, technology, product innovation and brand.”

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all transactions from RMB to US$ are made at a rate of RMB6.6000 to US$1.00, the effective noon buying rate as of December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]	The Company’s net revenues are presented net of commissions earned by third-party advertising agencies, which amounted to RMB86.6 million (US$13.1 million) in 2010 and RMB37.9 million in 2009.

Fourth Quarter 2010 Results

Net revenues were RMB152.5 million (US$23.1 million) in the fourth quarter of 2010, representing a 183% increase from the corresponding period in 2009. The significant increase of net revenues was mainly due to the strong performance of brand advertising revenues, which amounted to RMB139.4 million (US$21.1 million) in the fourth quarter of 2010, representing a 189% increase from the corresponding period in 2009. The growth was primarily attributable to the increased use by brand advertisers of our advertising services.

Bandwidth costs as a component of cost of revenues were RMB51.7 million (US$7.8 million) in the fourth quarter of 2010, representing 34% of net revenues, compared to 71% in the corresponding period in 2009.

Content costs as a component of cost of revenues were RMB26.2 million (US$4.0 million), representing 17% of net revenues, compared to 10% in the corresponding period in 2009. The increase in content costs was mainly due to expansion of our online video content library and increase in unit acquisition cost of professionally produced content.

Gross profit was RMB50.4 million (US$7.6 million) in the fourth quarter of 2010, compared to a gross loss of RMB5.2 million (US$0.8 million) for the corresponding period in 2009. The significant increase in gross profit was mainly due to increased revenues from brand advertising services.

Operating expenses were RMB59.0 million (US$8.9 million) in the fourth quarter of 2010, an increase of 57% compared to RMB37.6 million in the corresponding period in 2009. The increase was primarily due to increases in sales and marketing expenses, general and administrative expenses and product development expenses as a result of the substantial growth of our business.

Operating loss was RMB8.6 million (US$1.3 million) in the fourth quarter of 2010, representing an 80% decrease from the corresponding period in 2009. The decrease was mainly due to the significant increase in gross profit as noted above.

Net loss was RMB37.7 million (US$5.7 million) in the fourth quarter of 2010, representing an 18% decrease from the corresponding period in 2009. Basic and diluted loss per ADS3 for the fourth quarter of 2010 amounted to RMB0.89 (US$0.13) and RMB0.89 (US$0.13), respectively.

Adjusted net loss (non-GAAP financial measure), which is herein defined as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability, was RMB6.4 million (US$1.0 million) in the fourth quarter of 2010, or an 85% decrease from the corresponding period in 2009.

Adjusted EBITDA (non-GAAP financial measure), which is herein defined as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization, further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items, was RMB6.4 million (US$1.0 million) for the fourth quarter of 2010, compared to a loss of RMB31.6 million (US$4.8 million) from the corresponding period in 2009.

Full-Year 2010 Results

Net revenues were RMB387.1 million (US$58.7 million) in the fiscal year 2010, representing a 152% increase from 2009. The significant increase of net revenues for 2010 was mainly due to the substantial increase in brand advertising revenues, which grew by 161% from 2009 to RMB356.9 million (US$54.1 million) in 2010. The growth was primarily attributable to the increased use by brand advertisers of our advertising services.

[3]	Each ADS represents eighteen (18) Class A ordinary shares.

Bandwidth costs as a component of cost of revenues were RMB191.7 million (US$29.0 million) in 2010, representing 50% of net revenues, compared to 97% in 2009.

Content costs as a component of cost of revenues were RMB82.7 million (US$12.5 million), representing 21% of net revenues, compared to 11% in 2009. The increase in content costs was mainly due to expansion of our online video content library and increase in unit acquisition cost of professionally produced content.

Gross profit was RMB36.3 million (US$5.5 million) in 2010, compared to gross loss of RMB63.1 million (US$9.6 million) in 2009. The significant increase in gross profit was mainly due to increased revenues from brand advertising services. The gross profit margin improved to 9% from a negative margin of 41% in the prior year, mainly due to operating leverage, as cost of revenues represented 91% of net revenues in 2010 compared to 141% in 2009.

Operating expenses were RMB190.6 million (US$28.9 million) in 2010, an increase of 70% compared to RMB112.2 million (US$17.0 million) from 2009. The increase was primarily due to increases in sales and marketing expenses, general and administrative expenses and product development expenses as a result of the substantial growth of our business.

Operating loss was RMB154.3 million (US$23.4 million) in 2010, representing a decrease of 12% from 2009. The decrease was mainly due to the significant increase in gross profit as noted above.

Net loss was RMB204.7 million (US$31.0 million) in 2010, representing a 12% increase from 2009. Basic and diluted loss per ADS for 2010 amounted to RMB7.90 (US$1.2) and RMB7.90 (US$1.2), respectively.

Adjusted net loss (non-GAAP financial measure) was RMB148.4 million (US$22.5 million) in 2010, or a 15% decrease from 2009.

Adjusted EBITDA loss (non-GAAP financial measure) was RMB99.5 million (US$15.1 million) in 2010, or a decrease of 26% from 2009.

Business Outlook

For the first quarter of 2011, the Company expects the year-on-year net revenues growth at a rate of 105% to 115%. This forecast reflects Youku’s current and preliminary view, which is subject to change.

Conference Call Information

Youku’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on February 28, 2011 (9:00 a.m. Beijing/Hong Kong Time on March 1, 2011).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku#, 10-15 minutes before the call starts.

US Toll Free Dial In: 1-866-700-6293

US Toll / International Dial In: 1-617-213-8835

China Toll: 86-4008811629/30

China (Telecom) Toll Free: 108001300399

Hong Kong Toll / International Dial In: 852-3002-1672

Participant Passcode: Youku#

A replay of the call will be available by dialing 1-888-286-8010 (international 1-617-801-6888), and entering passcode 53661444#. The replay will be available through March 15, 2011.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku's corporate website at http://ir.youku.com

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: adjusted net loss and adjusted EBITDA. We define adjusted net loss as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability. We define adjusted EBITDA as net income or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of purchased contents), further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

Media Relations:

Jean Shao

Director, International Public Relations

Youku.com Inc.

Tel: (+8610) 5885-1881 x7128

Email: shaodan@youku.com

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, ADS, per share and per ADS information)	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	301,608	1,811,423	274,458
Accounts receivable, net	74,960	216,245	32,764
Intangible assets	5,036	10,230	1,550
Prepayments and other assets	2,718	10,006	1,517

Total current assets	384,322	2,047,904	310,289

Non-current assets:
Property and equipment, net	54,651	64,177	9,724
Intangible assets	1,460	57,550	8,720
Prepayments and other assets	1,308	5,356	812

Total non-current assets	57,419	127,083	19,256

TOTAL ASSETS	441,741	2,174,987	329,545

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	24,031	22,180	3,361
Accounts payable	6,309	35,641	5,400
Advances from customers	3,210	1,304	198
Accrued expenses and other liabilities	91,573	201,100	30,471
Warrant liability	7,356	—	—

Total current liabilities	132,479	260,225	39,430

Non-current liabilities:
Long-term debt	14,275	18,455	2,796

Total non-current liabilities	14,275	18,455	2,796

Total liabilities	146,754	278,680	42,226

Convertible redeemable preferred shares	780,599	—	—

Youku.com Inc. shareholders’ equity (deficit):
Class A Ordinary shares ($0.0001 par value, 4,340,238,793 authorized, 1,236,605,283 issued and outstanding as of December 31, 2010)	—	82	13
Class B Ordinary shares ($0.0001 par value, 659,761,207 authorized, 365,000,000 and 659,761,207 issued and outstanding as of December 31, 2009 and 2010, respectively)	30	49	7
Additional paid-in capital	12,473	2,610,069	395,465
Accumulated deficit	(494,856)	(699,540)	(105,991)
Accumulated other comprehensive loss	(3,259)	(14,353)	(2,175)

Total shareholders’ equity (deficit)	(485,612)	1,896,307	287,319

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	441,741	2,174,987	329,545

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Twelve Months Ended,
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, ADS, per share and per ADS information)	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)

Net revenues	53,842	114,807	152,474	23,102	153,626	387,097	58,651

Cost of revenues (Note 1)	(59,024)	(99,054)	(102,111)	(15,472)	(216,708)	(350,830)	(53,156)

Gross profit (loss)	(5,182)	15,753	50,363	7,630	(63,082)	36,267	5,495

Operating expenses:
Product development	(5,905)	(8,824)	(10,027)	(1,519)	(20,908)	(31,287)	(4,740)
Sales and marketing	(26,261)	(38,539)	(38,711)	(5,865)	(72,746)	(130,238)	(19,733)
General and administrative	(5,480)	(7,242)	(10,241)	(1,551)	(18,523)	(28,957)	(4,387)

Total operating expenses	(37,646)	(54,605)	(58,979)	(8,935)	(112,177)	(190,482)	(28,860)

Loss from operations	(42,828)	(38,852)	(8,616)	(1,305)	(175,259)	(154,215)	(23,365)

Interest income	214	265	102	16	2,054	1,170	177
Interest expenses	(1,434)	(2,517)	(2,477)	(375)	(6,835)	(7,440)	(1,127)
Change in fair value of derivative financial liabilities and warrant liability	(1,956)	(11,976)	(26,736)	(4,051)	(2,313)	(44,268)	(6,707)
Others, net	19	(42)	4	1	67	69	10

Loss before income taxes	(45,985)	(53,122)	(37,723)	(5,714)	(182,286)	(204,684)	(31,012)
Income taxes	—	—	—	—	—	—	—

Net loss	(45,985)	(53,122)	(37,723)	(5,714)	(182,286)	(204,684)	(31,012)

Net loss per share, basic and diluted	(0.13)	(0.15)	(0.05)	(0.01)	(0.50)	(0.44)	(0.07)
Net loss per ADS, basic and diluted	(2.26)	(2.61)	(0.89)	(0.13)	(8.98)	(7.90)	(1.20)
Shares used in computation, basic and diluted	365,469,999	365,699,281	765,083,372	765,083,372	365,432,916	466,340,541	466,340,541
ADS used in computation, basic and diluted	20,303,889	20,316,627	42,504,632	42,504,632	20,301,829	25,907,808	25,907,808

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cost of revenues:
Business tax and surcharges	(6,014)	(9,800)	(15,231)	(2,308)	(16,624)	(38,472)	(5,830)
Bandwidth	(38,180)	(50,211)	(51,685)	(7,831)	(149,479)	(191,679)	(29,042)
Depreciation of servers and other equipment	(9,186)	(9,316)	(8,950)	(1,356)	(33,692)	(37,958)	(5,751)
Content costs	(5,644)	(29,727)	(26,245)	(3,977)	(16,913)	(82,721)	(12,533)

Total cost of revenues	(59,024)	(99,054)	(102,111)	(15,472)	(216,708)	(350,830)	(53,156)

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited).

1. Adjusted Net Loss

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(45,985)	(53,122)	(37,723)	(5,714)	(182,286)	(204,684)	(31,012)
Add back: share-based compensation	1,317	3,416	4,615	699	4,565	11,990	1,817
Add back: change in fair value of derivative financial liabilities and warrant liability	1,956	11,976	26,736	4,051	2,313	44,268	6,707

Adjusted net loss	(42,712)	(37,730)	(6,372)	(964)	(175,408)	(148,426)	(22,488)

2. Adjusted EBITDA

	For the Three Months Ended,				For the Twelve Months Ended,
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(45,985)	(53,122)	(37,723)	(5,714)	(182,286)	(204,684)	(31,012)
Add back:
Depreciation and amortization (excluding amortization of acquired content)	9,872	10,746	10,423	1,579	36,207	42,711	6,471
Interest income	(214)	(265)	(102)	(16)	(2,054)	(1,170)	(177)
Interest expenses	1,434	2,517	2,477	375	6,835	7,440	1,127
Income taxes	—	—	—	—	—	—	—

Adjustments:
Share-based compensation	1,317	3,416	4,615	699	4,565	11,990	1,817
Change in fair value of derivative financial liabilities and warrant liability	1,956	11,976	26,736	4,051	2,313	44,268	6,707
Others, net	(19)	42	(4)	(1)	(67)	(69)	(10)

Adjusted EBITDA	(31,639)	(24,690)	6,422	973	(134,487)	(99,514)	(15,077)

**	The amortization expense was related to the advertising license acquired in April 2010. The amortization of purchased contents was not included in the Non-GAAP financial measures as we disclosed in our filed F-1 form. For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.